

AIMCO (NYSE: AIV; APARTMENTS)

OCTOBER 2022



LAND & BUILDINGS OVERVIEW


Aimco

DECADES OF EXPERTISE IN THE REIT INDUSTRY

- Firm Background
  - Land & Buildings Investment Management, LLC (together with its affiliates, "Land & Buildings" or "L&B") is an SEC-registered investment advisor founded in 2008 and located in Stamford, Connecticut
  - Invests in the publicly traded shares of global Real Estate Investment Trusts ("REITs") and real estate-related companies
- Investment Strategy
  - Long-term investment horizon
  - Invests primarily in companies with discounted valuations and high growth
  - Maintain and nurture constructive relationships with portfolio companies
  - Land & Buildings has completed 35 active engagements over the past decade
- Real Estate
  - Founder and Chief Investment Officer Jonathan Litt has researched, analyzed and investing in public and private real estate for 30 years
  - Jonathan Litt was a number one ranked property analyst for a substantial portion of his 14 years as Citigroup, PaineWebber and Salomon Brothers


Associated Estates


MGM RESORTS
INTERNATIONAL™


AMERICAN
CAMPUS
COMMUNITIES


LXP
INDUSTRIAL TRUST


MACK-CALI®


Taubman


LPT
LIBERTY
PROPERTY
TRUST


AMERICAN
Homes
4
Rent


QTS


NorthStar
ASSET MANAGEMENT

Source: SEC filings, Green Street

PROVEN RESIDENTIAL REIT ACTIVIST TRACK RECORD


Aimco

L&B HAS HAD SUCCESS IN RESIDENTIAL SECTOR

THE WALL STREET JOURNAL.
Land & Buildings Encourages BRE Properties to Explore Potential Sale

Forbes
REIT Activist Scores Win In Associated Estates $2.5B Sale To Brookfield


REUTERS

Activist hedge fund urges Forest City to explore options

COMMERCIAL OBSERVER
Blackstone Buys Biggest Student Housing Developer for $13B


BRE properties

Merger with ESS


Associated Estates

Company sold to Brookfield


AMERICAN RESIDENTIAL
PROPERTIES

Merger with AMH


AMERICAN Homes 4 Rent

Operational turnaround


AMERICAN CAMPUS COMMUNITIES

Company sold to Blackstone


FORESTCITY

Company sold to Brookfield

Note: Activist investment performances are based on Land & Buildings Investment Management, LLC's determination of start and end dates. Activist returns presented above are gross and do not include fees and expenses. Returns through 9/30/22.

CASE STUDY: AMERICAN CAMPUS COMMUNITIES (NYSE: ACC)


Aimco

ACHIEVED CHANGE AND UNLOCKED SUBSTANTIAL VALUE FOR SHAREHOLDERS

- American Campus Communities (“ACC”) is the largest owner, manager, and developer of high-quality student housing communities in the United States.


AMERICAN
CAMPUS
COMMUNITIES

$65
$55
$45
$35
$25
$15

Dec-19 Jan-20 Feb-20 Mar-20 Apr-20 May-20 Jun-20 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 Jul-21 Aug-21 Sep-21 Oct-21 Nov-21 Dec-21 Jan-22 Feb-22 Mar-22

L&B issues presentation detailing material potential upside and strategies to unlock value in ACC (click here)

Following conversations with L&B, ACC announces creation of Capital Allocation committee, adds 3 new directors and appoints a new chairwoman

ACC purchased by Blackstone for $65.47 per share, consistent with L&B’s public valuation work

Positive Change/Outcomes:

- L&B established position summer 2020, investing in substantially undervalued company benefitting from secular tailwinds and resilient student housing fundamentals
- L&B undertook an activist campaign working collaboratively with board and management regarding paths to enhance capital allocation and communication to unlock shareholder value
- ACC refreshed board adding new 3 new directors
- ACC established Capital Allocation committee on the board
- Sale of company to Blackstone, resulting in a near double on L&B’s investment

Note: Return based on total return from date of activist engagement (August 2020) to date of end of activist engagement (April 2022).
Information provided on this slide is intended as an example of our investment research process and is not a recommendation to buy or sell any security mentioned herein. Past performance is not indicative of future performance.

THE AIMCO (AIV) OPPORTUNITY


Aimco

DEEPLY DISCOUNTED APARTMENT REIT WITH SUBSTANTIAL TRAPPED VALUE


Aimco

National multifamily REIT focused on value-add and opportunistic investments.

Estimated Net Asset Value	$12.20/share
Share Price (as of 10/14/22)	*$6.68*
Equity Market Cap	*$1.1B*
Upside to Net Asset Value (NAV)	*83%*


Yacht Club (Miami, FL)


Hyde Park Tower (Chicago, IL)

80%+ potential upside to NAV (private market value)

- 11% implied in-place cap rate vs. 5.25% estimated market cap rate based on asset-by-asset valuation analysis
  - L&B applying a 100 bp higher cap relative to transaction activity earlier in 2022 to incorporate conservativeness
  - Crown jewel land holdings and value-add/development opportunities

Apartment fundamentals remain strong

- Real-time rental data shows low vacancy and rental rates continuing to grow 5%+ year-over-year

Deep leadership concerns reflected in valuation, in our view

- AIV has no analyst coverage, no earnings calls, does not participate in investor conferences, staggered board, delayed annual meeting to December, and has disregarded L&B recommendations, a failure to maximize value for all shareholders in our view

Fix it or sell it

- L&B efforts to work with board and management have been fruitless, there is likely a fix and a sale option

Source: Land & Buildings estimates, Company filings, Bloomberg

DISCOUNTED VALUATION LIKELY ATTRACTS SUITORS


Aimco

LIKELY MULTIPLE POTENTIAL INTERESTED ACQUIRORS OF AIMCO

- **Westdale, an owner of over 180 multifamily properties nationally, filed a SC 13D in August 2022, and disclosed ownership of 5.1%**
  - In December 2020, Westdale made an unsolicited offer for the Pre-Spin Aimco at a premium, and the Company quickly dismissed the offer and forged ahead with its plan to the split the company
  - Aimco has chosen to stay silent publicly with respect to Westdale's investment and renewed interest in the Company
- **Land & Buildings has had numerous conversations with private equity and large private apartment landlords that would be interested in buying the types of assets that Aimco owns**
- **If management and the Board cannot close the gap to NAV by fixing the Company in the public markets, strategic alternatives should be explored**

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. N/A)

Apartment Investment and Management Company
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

03748R754
(CUSIP Number)

Joseph G. Beard
2550 Pacific Ave, Suite 1600
Dallas, Texas 75226
(214) 515-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2022
(Date of Event which Requires Filing of this Statement)

Bloomberg

Westdale Makes Takeover Approach to Real Estate Firm Aimco

By Scott Deveau

December 2, 2020

Source: Company filings
Note: Apartment REITs defined as equal-weighted average of AIRC, AIV, AVB, CPT, CSR, EQR, ESS, MAA, UDR, IRT

L&B BELIEVES NUMEROUS DEFICIENCIES HAVE LED TO DISCOUNT


Aimco

AIMCO TRADES AT SUBSTANTIAL DISCOUNT TO NAV FOR SEVERAL FIXABLE REASONS

- Pre-Spin Board disenfranchising shareholders by staggering the Board and delaying Annual Meeting
- Inferior total returns over decades under prior leadership
- Orphan stock with zero sell-side coverage, no quarterly earnings calls, and virtually no investor conferences
- Assets higher quality than perceived by market
- Failure to capitalize on Citadel coming to town (Brickell)
- Terry Considine factor: Interrelationship with spin-off company Apartment Income REIT (NYSE: AIRC)

Source: Land & Buildings estimates, Company filings

AIMCO HAS HIGH QUALITY APARTMENT PORTFOLIO


Aimco

AIMCO'S ASSET QUALITY IS SUPERIOR TO INVESTOR PERCEPTION IN L&B'S VIEW

Apartment Community	Type	Location	Units
118-122 West 23rd Street	High Rise	New York, NY	42
173 E. 90th Street	High Rise	New York, NY	72
237-239 Ninth Avenue	High Rise	New York, NY	36
1045 on the Park	Mid Rise	Atlanta, GA	30
2200 Grace	High Rise	Lombard, IL	72
Bank Lofts	High Rise	Denver, CO	125
The Bluffs at Pacifica	Garden	Pacifica, CA	64
Elm Creek	Mid Rise	Elmhurst, IL	400
Evanston Place	High Rise	Evanston, IL	190
Hillmeade	Garden	Nashville, TN	288
Hyde Park Tower	High Rise	Chicago, IL	155
Plantation Gardens	Garden	Plantation ,FL	372
Royal Crest Estates	Garden	Warwick, RI	492
Royal Crest Estates	Garden	Nashua, NH	902
Royal Crest Estates	Garden	Marlborough, MA	473
Waterford Village	Garden	Bridgewater, MA	588
Wexford Village	Garden	Worcester, MA	264
Willow Bend	Garden	Rolling Meadows, IL	328
Yacht Club at Brickell	High Rise	Miami, FL	357
Yorktown Apartments	High Rise	Lombard, IL	292
Total Operating Portfolio			**5,542**


YORKTOWN APARTMENT HOMES
Yorktown Apartments (Lombard, IL)


118 – 122 West 23rd St. (New York, NY)


Royal Crest Estates (Nashua, NH)

Source: Land & Buildings estimates, Company filings

SOUTH FLORIDA CROWN JEWELS (>30% OF ASSET VALUE)


Aimco

L&B BELIEVES THERE IS SUBSTANTIAL EMBEDDED VALUE

- **Aimco has upwards of a ~$1 billion in real estate value in Miami and South Florida**
  - Brickell assets and land (4.25 acres) alone likely worth well in excess of $500M
  - Citadel April 2022 purchase of 1201 Brickell neighboring AIV assets priced a 2.5 acre parking lot at $363M ($145M/acre for vacant land), implying a potentially much higher value for Aimco assemblage


Yacht Club (Miami, FL)


1001 BRICKELL BAY
THE YACHT CLUB AT BRICKELL
FUTURE HQ
CITADEL
Nusr-Et Steakhouse Miami
Dogtown Brickell
Panorama Tower
TD Bank
Hyatt Centric Brickell Miami
JW Marriott Miami
Banco Sabadell Miami Branch
1201 Brickell
1221 Brickell
Jimmy John's
Dade Heritage Tr
Box di Cesco
Luxe Living USA
Crazy About You
Brickell Bay Dr
SE 11th St
SE 12th St
SE 13th St

Source: Land & Buildings estimates, Company filings (as of 2Q22)

UNLOCKING VALUE AT AIMCO



STRONG CASE FOR CHANGE

- AIV needs a herculean effort to earn a cost of capital from shareholders where its business plan and external growth ambitions are feasible and likely to create shareholder value, in our view. L&B believes Aimco needs to immediately take the following steps to materially enhance corporate governance and begin earning the trust of shareholders:



- Immediately de-stagger the Board and opt out of MUTA rather than waiting until the 2024 annual meeting to fully de-stagger
- Remove Terry Considine, former CEO of Aimco and current AIRC CEO, from Board
- Refresh the Board with independent, shareholder-minded directors
- Move the Annual Meeting back to the spring
- Robust investor outreach program
- Accelerate pace of assets sales and monetization's
- Explore all strategic options

Land & Buildings has nominated 2 highly qualified director candidates to the Board; Annual Meeting is scheduled for December 16th, 2022

LEGAL DISCLOSURE



DISCLAIMER

This presentation is furnished on a confidential basis for discussion purposes only and does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, investment products or investment advisory services, including interests in the Land & Buildings Capital Growth LP, L&B Opportunity Fund LLC, and L&B Total Return Fund (collectively with the Investment Manager and LBIM LLC, "Land & Buildings"), and does not constitute any form of commitment or recommendation on the part of Land & Buildings.

This presentation is a summary for informational purposes only and does not form the basis of any agreement. This presentation is subject to a more complete description and does not contain all of the information necessary to make a decision with respect to an investment. Any offering of an investment may only be made to qualified investors pursuant to the relevant offering memorandum, containing material information concerning the relevant terms, fees, investment strategies and risks of an investment, and a definitive subscription agreement, both of which must be read in their entirety. No offer to purchase an investment will be made or accepted prior to receipt by an investor of such documents and the completion of all appropriate documentation. All investors must meet certain securities laws investor qualifications and other eligibility criteria, as described in the applicable offering materials, before they can make an investment.

Unless otherwise stated, opinions, calculations, and estimates included in this presentation constitute the judgment of Land & Buildings and are subject to change without notice. The information in this presentation is provided as of the date hereof and is believed to be accurate and/or derived from sources that Land & Buildings believes to be reliable; however, (i) such information has not been independently verified by any affiliated or previously affiliated institution and (ii) Land & Buildings does not make any representations or warranties, express or implied, regarding, or assume any responsibility for, the truth, accuracy, reliability, or completeness of any information contained in this presentation.

Certain statements contained in this presentation constitute "forward-looking statements" and such statements do not, nor are they intended to, constitute a promise of actual results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events or results or the actual performance of Land & Buildings to differ materially from those reflected or contemplated in this presentation. No representation or warranty is made as to future performance.

Any information in this presentation is provided for informational purposes only and should not be deemed to be a recommendation with respect to an investment. Accordingly, no prospective investor should make any investment decision on the basis of the information contained in this presentation. Any liability on account of any party's use of or reliance on the information contained in this presentation with respect to any such investment decision is hereby expressly disclaimed. Furthermore, this disclosure does not purport to be a complete itemization or explanation of the risks or considerations involved in an investment, nor is this presentation intended to constitute legal, tax or accounting advice or investment recommendations. Prospective investors are strongly urged to obtain professional guidance from their tax, financial and legal advisers in evaluating all of the tax, financial and legal implications and risks involved in participating in an investment. An investment as discussed herein, like any investment, includes the risk of total loss.

In making an investment decision, investors must rely on their own examination of the information provided and the terms of any subsequent offering. No recommendation with respect to an investment has been made by any federal or state securities commission or regulatory authority, nor have the foregoing authorities confirmed the accuracy or determined the adequacy of this presentation. Any representation to the contrary is a criminal offense.

This presentation is not an advertisement and is intended only for the person to whom it has been distributed. This presentation is strictly confidential and may not be reproduced or redistributed, in whole or in part, and its contents are not to be disclosed to any other person under any circumstances without the prior written consent of Land & Buildings. Any reproduction or distribution of this presentation's contents may constitute a violation of federal and state securities laws.

This is not an offer to invest in any security issued by the Fund, and no offer is made except by delivery of the Fund's Private Placement Memorandum, which contains important information concerning fees, expenses and risks of investing (among other things) and should be read carefully. An investment in the Fund is not suitable or desirable for all investors; investors may lose all or a portion of the capital invested. Land & Buildings Investment Management is a Registered Investment Adviser with the SEC. Registration of an Investment Adviser does not imply any certain level of skill or training. Performance is preliminary and unaudited, and subject to change. Performance data assume reinvestment of all distributions. Actual returns will vary from one investor to the next in accordance with the terms of the governing agreement.

ADDITIONAL INFORMATION


Aimco

Land & Buildings and the other participants in its solicitation (collectively, the “Participants”) have filed a preliminary proxy statement and accompanying BLUE universal proxy card with the US Securities and Exchange Commission (the “SEC”) to be used to solicit votes for the election of two highly-qualified director nominees at the Annual Meeting.

LAND & BUILDINGS STRONGLY ADVISES ALL AIMCO SHAREHOLDERS TO READ THE SOLICITATION STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE SOLICITATION STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The Participants in the solicitation are Land & Buildings Capital Growth Fund, LP (“L&B Capital”), Land & Buildings GP LP (“L&B GP”), Land & Buildings Opportunity Fund, LLC (“L&B Opportunity”), L&B Total Return Fund LLC (“L&B Total Return”), L&B Megatrend Fund (“L&B Megatrend”), L&B Secular Growth (“L&B Secular”), the Investment Manager, Jonathan Litt, Corey Lorinsky, Michelle Applebaum and James P. Sullivan.

As of the date hereof, L&B Capital directly owns 1,221,250 shares of Aimco’s Class A Common Stock (the “Common Stock”). As of the date hereof, L&B Opportunity directly owns 566,040 shares of Common Stock. As of the date hereof, 4,163,590 shares of Common Stock were held in a certain account managed by the Investment Manager (the “Managed Account”). L&B GP, as the general partner of L&B Capital, may be deemed the beneficial owner of the 1,221,250 shares of Common Stock owned by L&B Capital. As of the date hereof, L&B Total Return directly owns 1,333,401 shares of Common Stock. As of the date hereof, L&B Megatrend directly owns 38,423 shares of Common Stock. As of the date hereof, L&B Secular directly owns 18,510 shares of Common Stock. The Investment Manager, as the investment manager of each of L&B Capital, L&B Opportunity, L&B Total Return, L&B Megatrend and L&B Secular and as the investment advisor of the Managed Account, may be deemed the beneficial owner of an aggregate of 7,341,214 shares of Common Stock owned by L&B Capital, L&B Opportunity, L&B Total Return, L&B Megatrend and L&B Secular and held in the Managed Account. Mr. Litt, as the managing principal of L&B Management, which is the investment manager of each of L&B Capital, L&B Opportunity, L&B Total Return, L&B Megatrend and L&B Secular and the investment advisor of the Managed Account, may be deemed the beneficial owner of an aggregate of 7,341,214 shares of Common Stock owned by L&B Capital, L&B Opportunity, L&B Total Return, L&B Megatrend and L&B Secular and held in the Managed Account. As of the date hereof, L&B Capital and L&B Management, through the Managed Account, have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 236,892 and 4,044,169 shares of Common Stock, respectively (representing economic exposure comparable to approximately 0.16% and 2.66% of the outstanding shares of Common Stock, respectively). Collectively, the Derivative Agreements held by such parties represent economic exposure comparable to an interest in approximately 2.82% of the outstanding shares of Common Stock. The Derivative Agreements provide L&B Capital and L&B Management, through the Managed Account, with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of, call for the delivery of or otherwise exercise any rights in respect of, the shares of Common Stock that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). Each of L&B Capital, L&B Management, on behalf of itself and the Managed Account, and the other Participants disclaim any beneficial and other ownership in the Subject Shares. As of the date hereof, L&B Capital, L&B Opportunity, L&B Total Return, L&B Megatrend, L&B Secular and L&B Management, through the Managed Account, have a short interest in 586,920 shares of Common Stock, 224,074 shares of Common Stock, 223,879 shares of Common Stock, 15,208 shares of Common Stock, 7,324 shares of Common Stock and 2,124,258 shares of Common Stock, respectively.

As of the date hereof, Mr. Lorinsky directly owns 9 shares of Common Stock. As of the date hereof, Ms. Applebaum directly owns 5,500 shares of Common Stock. As of the date hereof, Mr. Sullivan does not own any securities of the Company. Each Participant disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own.